News Release

	For:	Whitehall Jewellers, Inc.
	Contact:	John R. Desjardins
Executive Vice President,
Chief Financial Officer
FOR IMMEDIATE RELEASE		312/762-9751
WHITEHALL JEWELLERS, INC. PROVIDES NEWCASTLE
WITH A LETTER REGARDING NEWCASTLE’S LOSS OF FINANCING

Chicago, Illinois, January 9, 2006 – Whitehall Jewellers, Inc. (OTC: JWLR.PK; “Whitehall”) delivered the following letter to Newcastle Capital Management LP (“Newcastle”) , advising Newcastle that the Board of Directors rejects Newcastle’s tender offer on the basis that Newcastle has failed to demonstrate that it can satisfy any of the financing conditions of its tender offer:
January 9, 2006
Newcastle Partners, L.P.
300 Crescent Court, Suite 1110
Dallas, TX 75201
Attention: Mr. Mark E. Schwarz
      Managing Member
Dear Mark:
     As we have discussed and disclosed numerous times, Whitehall’s Board of Directors has determined that it cannot consider any proposal that does not have a binding commitment for the refinancing, an agreement with the Company’s vendors for the payment of amounts owed to them and the necessary committed funds to close the transaction. Most recently we asked Newcastle Partners, L.P. (“Newcastle”) to provide us with a binding commitment letter and certain other relevant information in writing by January 4, 2006.
     Instead, we received an unsigned proposal letter that Newcastle had obtained from a lender (“Lender”) with respect to a proposed $140 million credit facility to refinance the Company’s existing credit facility as part of Newcastle’s proposed acquisition of the Company’s common stock (the “Financing Proposal”). We also received preliminary drafts of a merger agreement on Friday, January 6, 2006, and of a bridge loan agreement later that evening.

     We understand that the Lender decided not to proceed with its Financing Proposal at this time. In addition, pursuant to its terms the Financing Proposal was subject to numerous substantial conditions including: (i) an appraisal; (ii) thorough financial and other due diligence; (iii) negotiation and documentation of extensive definitive terms and agreements; (iv) approval of the Lender’s credit committee; (v) no material adverse change; and (vi) Newcastle providing a minimum of $55 million in equity to fund the expected acquisition, plus additional equity or junior capital to provide a minimum of $35 million in availability at closing.
     As Newcastle is well aware, under the standard exclusivity provision of the Company’s securities purchase agreement dated October 3, 2005 (the “Prentice Agreement”) with Prentice Capital Management LLC (“Prentice”) and Holtzman Opportunity Fund LLC, the Company may not withdraw or modify its recommendation of that agreement unless it concludes that an unsolicited competing transaction constitutes a “Superior Proposal”. A “Superior Proposal” must be both (i) more favorable from a financial point of view to the Company, its stockholders and its creditors, taken as a whole, and (ii) reasonably capable of being consummated taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person or group making the proposal. In addition, the Company cannot amend its stockholder rights agreement without Prentice’s consent or unless the Prentice Agreement is terminated because the Board accepts a “Superior Proposal.” As you know, the Board has already postponed the “distribution date” under the stockholders rights agreement with respect to the Newcastle tender offer.
     As the Board has stated repeatedly over the past month, in order to be in a position to evaluate whether Newcastle’s tender offer constitutes a “Superior Proposal” it must receive from Newcastle a binding commitment for the funding needed to satisfy the refinancing conditions to the tender offer and to consummate the proposed acquisition. Despite receiving nothing more than oral assurances that Newcastle had the required financing lined up (notwithstanding the clear requirements that we receive written information to that effect, as set forth in our December 16, 2005 letter), the Board proceeded with Newcastle and, over the last two weeks, engaged in good faith preliminary discussions. The Board also gave Newcastle the voluminous financial, operational and other confidential information you maintained you needed to provide the Board with such a binding commitment. In addition, we frankly discussed the deadlines the Company is facing over the coming weeks, including under the terms of the Company’s senior credit facility and vendor agreement, and the banks’ unwillingness to extend the January 31, 2005 due date.
     In view of the foregoing, we note the following:
     1. Newcastle’s Condition that the Senior Credit Facility be Refinanced Cannot be Satisfied.
     Newcastle’s revised tender offer is subject to the pre-condition that there be a refinancing acceptable to Newcastle of the Company’s $140 million senior credit facility. In view of the Lender’s decision to suspend the Financing Proposal, this condition cannot be satisfied with the Lender and, therefore, it certainly cannot be satisfied by the January 31, 2006 deadline under the senior credit facility. We have repeatedly requested evidence of a binding commitment to address this condition.

     Even if the Lender were to reinstate its proposal, the unsigned letter for the Financing Proposal would not suffice as it is highly preliminary and conditional. We note also that the Financing Proposal letter requires that there be $35 million in availability at closing. Newcastle has provided no indication or assurance as to how this significant condition could be satisfied.
     In addition, during our discussions last week you undertook to begin discussions with the Company’s senior lenders to determine the extent to which they may be willing to extend the January 31, 2006 deadline to accommodate a closing after that date. You have not provided us with anything in that regard.
     2. Newcastle has not Provided Information about Funding for its Condition that the $30 Million Prentice Bridge Loan Be Refinanced with Board Approval.
     Newcastle’s revised tender offer also is subject to the condition that the Board approve Newcastle’s replacement financing for the $30 million Prentice bridge loan, which will come due if the convertible note purchase under the Prentice Agreement does not close by January 31, 2006. We have not received any specific indication, in writing or otherwise, as to how Newcastle plans to fund the approximately $32 million required to take out the Prentice bridge loan (including prepayment penalties).
     Previously, the Company also had requested documentation such as a verifiable statement of net assets, demonstrating capital of sufficient amount and liquidity to provide such financing within the time frame required, and information regarding the investment funds from which Newcastle intends to finance the transaction. These items were requested in our December 16, 2005 letter. Nothing has been provided. In addition, the preliminary draft provided does not include financial and other terms.
     3. Newcastle has not Detailed its Plans with Respect to the Vendors.
     We have not received any specific details, in writing or otherwise, about the terms and conditions of an agreement between Newcastle and the Company’s vendors addressing the $20 million past-due balances and terms for future merchandise shipments. You undertook to begin discussions last week with the vendors, but have not provided us with anything in that regard.
     Instead, in its January 4, 2006 SEC filing, Newcastle disclosed that it intends to honor the Company’s agreement with vendors. We note that if the Prentice transaction does not close the vendor agreement is terminable by its terms. Newcastle has been aware of this provision since the term sheet was originally disclosed by the Company in its SEC filing on October 6, 2005.
     4. Newcastle has not Detailed its Plans with Respect to Required Working Capital.
     We have not received any details, in writing or otherwise, about how Newcastle plans to fund the approximately $20 million in required working capital, including documentation such as a verifiable statement of net assets, demonstrating capital of sufficient amount and liquidity to provide such financing within the time frame required, and information regarding the investment funds from which Newcastle intends to finance the transaction. These items were requested in our December 16, 2005 letter.
     5. Newcastle has not Committed to an Escrow During The Prentice Match Period.
     Under the terms of the Prentice Agreement, if the Company modifies or withdraws its recommendation Prentice would have the right to terminate the agreement. If the Board concludes that it has received a “Superior Proposal,” it must give Prentice ten business days (or such longer period as provided under the Prentice Agreement) to propose a revised transaction and then, before the Board can determine to accept any competing transaction, it must conclude that it still is a “Superior Proposal.”
     In our discussions, Newcastle has continued its practice of oral promises by indicating its willingness to provide to the Board, immediately prior to a meeting to determine whether there is a “Superior Proposal,” Newcastle’s binding commitment that the tender offer would close and fund on its current terms. Newcastle also offered to place in escrow during such period executed definitive documents for the entire transaction, and indicated its willingness to escrow the approximately $45 million Newcastle must have to replace the Prentice bridge loan and to purchase shares to satisfy its minimum tender condition that it have at least a majority of the fully diluted shares. However, Newcastle has not yet provided the Company with any written commitment for this.
* * * * *
     The Board has provided Newcastle with the Company’s most current financial and operating information, as requested by Newcastle. The Company has also indicated, both to you and to the Lender, its willingness to provide the Lender with additional due diligence information and assistance. Since December 6, 2005, the Board repeatedly has communicated with Newcastle directly and in writing about Newcastle’s tender offer and frankly disclosed the constraints that the Company faces and its requirements to consider whether the Newcastle tender offer constitutes a Superior Proposal. The Company repeatedly has requested the information discussed above and most recently requested that such information be provided in writing by no later than January 4, 2006. As of today, Newcastle has not provided any of the necessary information.
     As the Company has disclosed, unless it secures financing in the next few weeks there is substantial doubt whether it will have sufficient capital to continue to operate its business as currently conducted. In such a case, the Company likely will be forced to pursue a restructuring under applicable bankruptcy law. Given that Newcastle still has not produced even a commitment letter for the refinancing condition to its tender offer, at this time the Board is hard-pressed to understand how any refinancing can be closed and, therefore, how the condition can be satisfied. As such, the Board believes that the Newcastle tender offer is not capable of being consummated and cannot constitute a Superior Proposal.

Sincerely,

Whitehall Jewellers, Inc.

Daniel H. Levy
Director,
On Behalf of the Whitehall
Board of Directors

About Whitehall Jewellers
Whitehall Jewellers, Inc. is a national specialty retailer of fine jewelry, operating 387 stores in 38 states. The Company has announced that it intends to close a number of stores in the near term. The Company operates stores in regional and super regional shopping malls under the names Whitehall Co. Jewellers, Lundstrom Jewelers and Marks Bros. Jewelers.
Safe Harbor Statement
This release contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to the Company that are based on the current beliefs of management of the Company as well as assumptions made by and information currently available to management including statements related to the markets for our products, general trends and trends in our operations or financial results, plans, expectations, estimates and beliefs. In addition, when used in this release, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict,” “opinion” and similar expressions and their variants, as they relate to the Company or our management, may identify forward-looking statements. Such statements reflect our judgment as of the date of this release with respect to future events, the outcome of which is subject to certain risks, including the factors described below, which may have a significant impact on our business, operating results or financial condition. Investors are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. The Company undertakes no obligation to update forward-looking statements. The following factors, among others, may impact forward-looking statements contained in this release: (1) our ability to execute our business strategy and our continued net losses and declines in comparable store sales; (2) our ability to manage our liquidity and to obtain adequate financing on acceptable terms and the effect on us if an event of default were to occur under any of the Company’s financing arrangements; (3) a change in economic conditions or the financial markets which negatively impacts the retail sales environment and reduces discretionary spending on goods such as jewelry; (4) reduced levels of mall traffic caused by economic or other factors; (5) increased competition from specialty jewelry retail stores, the Internet and mass merchant discount stores which may adversely impact our sales and gross margin; (6) the high degree of fourth quarter seasonality of our business and the impact on the Company’s sales, profitability and liquidity; (7) the extent and success of our merchandising, marketing and/or promotional programs; (8) personnel costs and the extent to which we are able to retain and attract key personnel and disruptions caused by the loss of key personnel; (9) the availability, terms and cost of consumer credit; (10) relationships with suppliers including the timely delivery to the Company of appropriate merchandise on acceptable payment, delivery and other terms; (11) our ability to maintain adequate information systems capacity and infrastructure; (12) our leverage and cost of funds and changes in interest rates that may increase financing costs; (13) developments relating to the Securities Purchase Agreement, Notes, Warrants and Registration Rights Agreement with Prentice Capital and Holtzman Opportunity Fund, including the impact of any adverse developments with respect to such agreements, that may require the Company to seek new financing, for which there can be no assurance of availability on acceptable terms or at all; (14) the lease termination and other expenses that we will incur in connection with closing stores and the revenues we achieve in the liquidation of their inventory and associated inventory valuation allowances taken; (15) our ability to maintain adequate loss prevention measures, especially in connection with stores expected to be closed; (16) fluctuations in raw material prices, including diamond, gem and gold prices; (17) the impact of current or future price reductions on margins and resultant valuation allowances taken on certain merchandise inventory identified from time to time as items which would not be part of the Company’s future merchandise presentation as well as alternative methods of disposition of this merchandise inventory and resulting valuation allowances taken; (18) developments relating to settlement of the consolidated Capital Factors actions, the non-prosecution agreement entered into with the United States Attorney’s Office, the SEC investigation, and shareholder and other civil litigation, including the impact of such developments on our results of operations and financial condition and relationship with our lenders or with our vendors; (19) regulation affecting the industry generally, including regulation of marketing practices; and (20) the risk factors identified from time to time in our filings with the SEC.